News Announcement

REMINDER:

Vitran management will conduct a conference call today, October 29th at 10:00 a.m. (Eastern), to discuss the Company’s 2003 third quarter results. Conference call dial-in: 888/693-1085 Live Webcast: http://www.vcall.com/ClientPage.asp?ID=84777

CONTACT:

Richard Gaetz, President/CEO Kevin Glass, VP Finance/CFO Vitran Corporation Inc. 416/596-7664	Robert Rinderman Purdy Tran Jaffoni & Collins Incorporated 212/835-8500 or VVN@jcir.com

FOR IMMEDIATE RELEASE

VITRAN ACHIEVES BEST QUARTER IN COMPANY HISTORY -
Q3 NET INCOME $4.2 MILLION,
DILUTED EARNINGS PER SHARE $0.41

TORONTO, ONTARIO (October 29, 2003) — Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), a North American transportation and logistics firm, today announced record results for the 2003 third quarter ended September 30, 2003. During the period, Vitran achieved a 15 percent year-over-year rise in net income to $4.2 million, or 0.41 per diluted share ($0.44 per basic share) on revenues of $117.1 million. In the comparable 2002 three-month period, Vitran reported net income of $3.6 million, or $0.37 per diluted share ($0.38 per basic share) on revenues of $123.0 million (all figures reported in Canadian dollars).

During the third quarter, the Canadian dollar exhibited further strength against the U.S. dollar. As a result, the year-over-year exchange rate change reduced Vitran’s reported revenue by $10.6 million, or 9 percent, and income from operations by $1.2 million, or 34 percent, in the current quarterly period. Excluding the impact of foreign exchange on the Company’s reported results, earnings per share would have been $0.48 diluted ($0.52 per basic share) during the quarter.

For the nine-month period ended September 30, 2003, Vitran’s net income grew 35 percent to $10.1 million, or $1.00 per diluted share ($1.05 per basic share) on revenues of $349.0 million. In the first nine months of 2002, the Company recorded net income of $7.4 million, or $0.77 per basic and diluted shares on $358.8 million in revenues.

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Vitran Q3 2003, 10/29/03	page 2 of 5

Income from operations for Vitran’s core LTL (less-than-truckload) segment rose 7 percent on a consolidated basis during the 2003 third quarter to $6.3 million, paced by 8 percent and 2 percent revenue growth in the Canadian and U.S. divisions, respectively. The consolidated LTL operating ratio (OR) improved to 93.4 during the period, compared to 94.1 in the 2002 third quarter. All other key metrics throughout the LTL segment also showed year-over-year improvement during the 2003 third quarter.

The Vitran Logistics and Truckload segments also achieved operating profitability during the third quarter of 2003. The Company’s Truckload segment recorded income from operations of $0.3 million on $11.5 million in revenue. Vitran Logistics had operating income of $0.5 million on revenues of $10.2 million during the three-month period. The Logistics division reduced its OR to 95.3 from 96.5, while the Truckload division’s OR was 97.5, compared to 96.8 in the 2002 third quarter.

Commenting on Vitran’s record third quarter operating results, President and Chief Executive Officer Richard E. Gaetz stated, “We are pleased with Vitran’s Q3 performance, the Company’s eighth consecutive period of improved profitability versus the comparable year-earlier quarter, particularly given the continued weakness in the U.S. economy. Operating results would have been even better, but the Canadian Dollar maintained its strength against the U.S. Dollar, negatively impacting revenue and earnings. Importantly, favorable recent trends continued during the third quarter — improved operating efficiency, lower SG&A costs and reduced interest expenses — all of which contributed to improved earnings.”

Per share results for the third quarter are based on 9,557,681 basic shares (10,157,159 diluted shares) and 9,635,312 basic shares (9,923,135 diluted shares) outstanding during the 2003 and 2002 three-month periods, respectively. Per share results for the first nine months of 2003 are based on 9,541,452 basic shares (10,038,335 diluted shares), compared to 9,726,395 basic and diluted shares outstanding in the nine-month period of 2002.

About Vitran Corporation Inc.

Vitran Corporation Inc. is a North American group of transportation companies offering less-than-truckload, logistics, truckload, and freight brokerage services. To find out more about Vitran Corporation Inc. (TSX: VTN.A, AMX: VVN), visit the website at www.vitran.com.

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Vitran Q3 2003, 10/29/03	page 3 of 5

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward-looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

(tables follow)

Vitran Corporation Inc.

Balance Sheets
September 30, 2003 (unaudited) and December 31, 2002 (audited)
(in thousands of Canadian dollars)

	September 30, 2003	Dec. 31, 2002

Assets
Current assets:
Cash	$8,317	$12,624
Accounts receivable	52,256	46,748
Inventory, deposits and prepaids	8,216	9,774

	68,789	69,146
Fixed assets	42,331	48,570
Future income taxes	667	236
Goodwill	60,265	69,208

	$172,052	$187,160

Liabilities and Shareholders’ Equity
Current liabilities:
Revolving credit facility	$5,230	—
Account payable and accrued liabilities	40,348	43,091
Income and other taxes payable	3,869	2,747
Current portion of long-term debt	10,802	11,052

	60,249	56,890
Long-term debt	27,533	48,124
Shareholders’ equity:
Capital stock	38,338	37,655
Retained earnings	54,080	44,528
Cumulative translation adjustment	(8,148)	(37)

	84,270	82,146

	$172,052	$187,160

(Statements of Income follows)

Vitran Q3 2003, 10/29/03	page 4 of 5

VITRAN CORPORATION INC.

Statements Of Income
(in thousands of Canadian dollars, except share and per share amounts)

	Three Months		Nine Months
	Ended September 30,		Ended September 30
	(unaudited)		(unaudited)

	2003	2002	2003	2002

Revenues	$117,123	$123,007	$348,959	$358,829
Operating expenses	98,593	102,604	296,304	299,602

Gross profit	18,530	20,403	52,655	59,227

Selling, general and administrative expenses	10,457	12,144	31,937	38,695

Income from operations before depreciation	8,073	8,259	20,718	20,532
Depreciation expense	1,877	2,094	5,804	6,289

Income from operations	6,196	6,165	14,914	14,243
Interest expense, net	(428)	(1,214)	(1,597)	(4,062)
Loss on sale of fixed assets	(52)	(63)	(182)	(487)

	(480)	(1,277)	(1,779)	(4,549)
Income from operations before income taxes	5,716	4,888	13,135	9,694
Income taxes	1,524	1,240	3,079	2,245

Net income	$4,192	$3,648	$10,056	$7,449

Income per share:
Basic	$0.44	$0.38	$1.05	$0.77

Diluted	$0.41	$0.37	$1.00	$0.77

Weighted average number of shares
Basic	9,557,681	9,635,312	9,541,452	9,726,395

Diluted	10,157,159	9,923,135	10,038,335	9,726,395

Vitran’s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles

(additional financial information follows)

Vitran Q3 2003, 10/29/03	page 5 of 5

LTL Statistical Information — U.S. and CDN Divisions

For the quarter ended
September 30, 2003

	U.S. LTL	Q. over Q.		CDN LTL	Q. over Q.
($U.S.)	Division	% Change	($CDN)	Division	% Change

Revenue (000’s)	$39,885	2.2	Revenue (000’s)	$40,454	8.3
No. of Shipments	365,011	0.9	No. of Shipments	229,729	6.7
Weight (000’s lbs)	510,893	1.5	Weight (000’s lbs)	432,271	5.2
Revenue per shipment	$109.27	1.3	Revenue per shipment	$176.09	1.5
Weight per shipment	1,400	0.5	Weight per shipment	1,882	(1.4)
Revenue per CWT	$7.81	0.7	Revenue per CWT	$9.36	2.9

Supplementary Segmented Financial Information
(000’s of $CDN)

For the quarter				For the quarter
ended September 30,				ended September 30,
2003				2002

		Inc. from				Inc. from
	Revenue	Operations	OR%		Revenue	Operations	OR%

LTL	95,505	6,286	93.4	LTL	98,859	5,863	94.1
LOG	10,160	477	95.3	LOG	10,330	364	96.5
TL	11,458	283	97.5	TL	13,818	439	96.8

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